“2011, Año del Turismo en México”.

Mexico City, August 29, 2011.

DIRECCIÓN CORPORATIVA DE FINANZAS

GERENCIA JURÍDICA DE FINANZAS

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Petróleos Mexicanos
Registration Statement on Form F-4
Filed July 27, 2011
File No. 333-175821

Dear Mr. Schwall:

By letter dated August 24, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Petróleos Mexicanos’ Registration Statement on Form F-4, which was filed with the Commission on July 27, 2011 (the “Registration Statement”). In response to your comments and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the responses below. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Based on the responses set forth in this letter, Petróleos Mexicanos will file a pre-effective amendment to the Registration Statement on Form F-4/A (“Amendment No. 1”) including a prospectus reflecting the revised disclosure included in this response letter.

Registration Statement on Form F-4

General

1.	We note that you are registering the exchange notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Therefore, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in those letters, and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

On July 28, 2011, we filed as correspondence a supplemental letter stating that we were registering the Exchange Offers (as defined in the Registration Statement) in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). This filing was given the accession number 0000903423-11-000368 at the time of filing. For your convenience, we have attached as Annex A to this letter a copy of this filing. We will file an updated

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supplemental letter to correct the Exchange Offer amounts in accordance with our response to comment No. 2 below.

2.	We note that the current registration statement covers the exchange of securities issued in a July 2010 private placement that were not exchanged pursuant to a prior registration statement. Please advise whether the prior exchange offer was terminated. If so, please tell us the basis for including in the current registration statement securities whose prior exchange offer was terminated.

Pursuant to an exchange offer that we commenced in August 2010, holders of our 5.50% Notes due 2021 (“Old 2021 Notes”), which had been issued in a private placement on July 21, 2010, were given the opportunity to exchange their Old 2021 Notes for new registered securities. The initial exchange offer for the Old 2021 Notes was terminated in accordance with its terms in October 2010, with holders of $2,393,000 in aggregate principal amount of the Old 2021 Notes failing to tender their notes in such offer. In order to offer the holders that failed to tender the greater liquidity of having registered securities, we intended voluntarily to offer to exchange the Old 2021 Notes in the Exchange Offers. The inclusion of the Old 2021 Notes in the Exchange Offers is consistent with our prior practice (see, e.g., Petróleos Mexicanos’ registration statement on Form F-4, filed with the Commission on July 27, 2010 (File No. 333-168326) and the following registration statements on Form F-4 relating to exchange offers by the Pemex Project Funding Master Trust, Petróleos Mexicanos’ finance subsidiary: registration statement on Form F-4, File No. 333-152486, filed with the Commission on July 23, 2008; registration statement on Form F-4, File No. 333-136674, filed with the Commission on August 16, 2006; registration statement on Form F-4, File No. 333-118373, filed with the Commission on August 19, 2004; registration statement on Form F-4, File No. 333-108257, filed with the Commission on August 27, 2003; post-effective amendment no. 1 to registration statement on Form F-4/A, File No. 333-103197, filed with the Commission on August 13, 2003; and registration statement on Form F-4, File No. 333-107905, filed with the Commission on August 12, 2003).

In our discussions with the Staff relating to this comment, the Staff expressed concerns that, with respect to the Old 2021 Notes, the Exchange Offers are not being made “promptly” after the original private placement of the Old 2021 Notes and are being made after the holders of those securities had been previously offered the right to participate in an earlier exchange offer. We are not, however, aware of any guidance provided by the Staff that such an exchange offer needs to be made on a “prompt” basis and believe that the Exchange Offers for the Old 2021 Notes are consistent with the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). We do not believe that the passage of time or the fact that the holders of the Old 2021 Notes failed (unintentionally, we believe) to participate in the earlier exchange offer should preclude their participation in the Exchange Offers. Although we understand that the Commission construes narrowly the Exxon Capital line of letters, we do not believe that including the Old 2021 Notes in the exchange offer in any way frustrates this policy, since these securities in fact were properly included, and could have participated in, Petróleos Mexicanos’ 2010 registered exchange offer. It was solely the inaction or inattention of the investors in these securities, not the action or inaction of Petróleos Mexicanos, that resulted in their failure to participate in the earlier exchange offer. Allowing the investors the opportunity to participate in the current exchange offer would, without materially increasing the burden on the Staff or the burden on Petróleos Mexicanos, permit these holders to acquire registered securities that are fungible with the new 2021 notes to be issued in the Exchange Offers.

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Notwithstanding the foregoing, Petróleos Mexicanos has decided to exclude the Old 2021 Notes from the registration statement, because we seek to have the registration statement declared effective as soon as possible. However, we would appreciate the opportunity to discuss this question with the Staff further, outside of the context of these Exchange Offers, because we anticipate that this issue will arise again in the future.

3.	We note your statement at pages 6 and 30 that you will deliver the new securities, “as promptly as practicable after the expiration date.” Exchange Act Rule 14e-1(c) requires you to exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise the prospectus accordingly.

In order to address the Staff’s concerns, we have revised the language that appears on pages 6 and 30 of the prospectus that will be included in Amendment No. 1 to state that we will deliver the new securities “promptly after expiration of the exchange offers.”

4.	Please delete the language requiring the note holder to acknowledge or certify that the note holder has “received and reviewed this prospectus.” We refer you to page 27. We note also that the Form of Letter to Clients, filed as Exhibit 99.2, indicates that you are requesting from the note holder confirmation regarding the representations and warranties set forth in the prospectus.

We have, in the prospectus that will be included in Amendment No. 1, deleted the language on page 27 requiring holders to acknowledge or certify that they have “received and reviewed this prospectus.” We have also deleted the language requesting that noteholders acknowledge receipt of the prospectus from the form of Letter to Clients, filed as Exhibit 99.2.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We acknowledge the Staff’s request and note that Petróleos Mexicanos will subsequently provide to the Commission a statement acknowledging the foregoing.

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326 or Wanda J. Olson at (212) 225-2730.

PETROLEOS MEXICANOS

By:	/S/ EDUARDO RAÚL CALVO BARBEAU
Eduardo Raúl Calvo Barbeau Associate Managing Director of Financial Legal Affairs

cc:	Mr. Brad Skinner
Mr. Tim Levenberg
Ms. Caroline Kim
Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Ignacio Quesada Morales
Mr. Mauricio Alazraki Pfeffer
Mr. Víctor Cámara Peón
Mr. Rolando Galindo Galvez
Mr. Francisco J. Torres Suárez
Mr. Arturo Delpech del Ángel
Petróleos Mexicanos

Ms. Wanda J. Olson
Mr. Grant M. Binder
Mr. Alex J. Speyer
Ms. Sofía D. Martos
Cleary Gottlieb Steen & Hamilton LLP

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Annex A

Petróleos Mexicanos

Avenida Marina Nacional 329

México, D.F. 11311

July 28, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-175821)

Ladies and Gentlemen:

On July 27, 2011, Petróleos Mexicanos (the “Issuer”) and Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica (the “Guarantors,” and together with Petróleos Mexicanos, “PEMEX”), filed with the Securities and Exchange Commission (the “Commission”) their Registration Statement on Form F-4 (the “Registration Statement”). The Registration Statement registers U.S. $ 1,002,393,000 in aggregate principal amount of 5.50% Notes due 2021 of the Issuer (the “2021 New Notes”) to be exchanged for the outstanding 5.50% Notes due 2021 of the Issuer and U.S. $1,250,000,000 in aggregate principal amount of 6.500% Bonds due 2041 of the Issuer (the “2041 New Bonds”) to be exchanged for the outstanding 6.500% Bonds due 2041 of the Issuer (such offers to exchange, the “Exchange Offers,” and such outstanding 5.50% Notes due 2021 and 6.500% Bonds due 2041, collectively the “Old Securities”) based on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of such Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows on its behalf and on behalf of the Guarantors.

PEMEX has not entered into any arrangement or understanding with any person to distribute the 2021 New Notes or the 2041 New Bonds (collectively, the “New Securities”) to be received in the Exchange Offers, and to the best of PEMEX’s information and belief, each person participating in the Exchange Offers is acquiring the New Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offers. In this regard, PEMEX will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the New Securities to be acquired in the registered Exchange Offers (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. PEMEX acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

To the best of PEMEX’s information and belief, no broker-dealer participating in the Exchange Offers with respect to Old Securities acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with PEMEX or any affiliate of PEMEX to distribute the Old Securities. In addition, PEMEX (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Old Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Securities and (ii) will include in the Exchange Offers prospectus the additional deemed representation that if the exchange offeree is a broker-dealer holding Old Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such Old Securities pursuant to the Exchange Offers.

[SIGNATURE PAGE FOLLOWS.]

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Very truly yours,

PETRÓLEOS MEXICANOS

By:	/s/ Arturo Delpech del Ángel
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance of Petróleos Mexicanos